[AT&T CANADA LOGO]                                                      Q1 2003
                                                  For the Period Ended March 31

      A T & T   C A N A D A   R E P O R T S   F I R S T   Q U A R T E R
   2 0 0 3   F I N A N C I A L   A N D   O P E R A T I N G   R E S U L T S

  ACHIEVES FIRST QUARTER EBITDA* AND INCOME FROM OPERATIONS OF $66.3 MILLION AND $36.5 MILLION RESPECTIVELY; SUCCESSFULLY COMPLETES RESTRUCTURING - EMERGES WITH
      NO LONG-TERM DEBT, $175 MILLION IN CASH AND GENERATING NET INCOME

AT&T Canada Inc. (TSX: TEL.A, TEL.B; NASDAQ: ATTC, ATTCZ), Canada's largest competitor to the incumbent telecom companies, reported financial and operating results for the first quarter 2003.

Q1 FINANCIAL AND OPERATING RESULTS

 - REVENUES FOR THE THREE MONTHS ENDED MARCH 31, 2003, WERE $353.3 MILLION, COMPARED TO $383.8 MILLION IN THE FIRST QUARTER OF 2002. REVENUES FROM LOCAL, DATA, INTERNET, IT SERVICES AND OTHER REPRESENT 62% OF TOTAL REVENUE VERSUS 60% IN FIRST QUARTER 2002. LONG DISTANCE REVENUES REPRESENT 38% OF REVENUE DOWN FROM 40% IN THE SAME PERIOD LAST YEAR.

 - LOCAL ACCESS LINES IN SERVICE DECREASED BY 22,108 YEAR OVER YEAR TO 530,692, REFLECTING THE STRATEGIC RE-POSITIONING OF THE COMPANY'S LOCAL SERVICES BUSINESS TO FOCUS ON PROFITABLE LOCAL LINE GROWTH. THE PERCENTAGE OF THESE LINES THAT ARE EITHER ON-NET OR ON-SWITCH INCREASED TO 55% FROM 51% IN THE SAME PERIOD LAST YEAR. TOTAL REVENUE FROM DATA AND INTERNET DECLINED BY 4% FROM THE SAME QUARTER IN 2002, PRIMARILY THE RESULT OF INDUSTRY-WIDE WEAKNESS IN ENTERPRISE DEMAND AND PRICING PRESSURES IN CERTAIN PRODUCT CATEGORIES. REVENUE FROM LONG DISTANCE SERVICES DECLINED BY 13% FROM THE SAME PERIOD LAST YEAR, THE RESULT OF A 4% REDUCTION IN AVERAGE PRICE PER MINUTE AND A 9% DECREASE IN MINUTE VOLUME.

 - THE COMPANY'S EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA AS OUTLINED IN THE ATTACHED SUPPLEMENTARY FINANCIAL INFORMATION SCHEDULE), TOTALED $66.3 MILLION, REPRESENTING AN IMPROVEMENT OF $28.3 MILLION FROM THE FIRST QUARTER OF 2002. THIS INCREASE WAS THE RESULT OF LOWER SG&A EXPENSES OF $19.7 MILLION, AS INITIATIVES TO STREAMLINE THE BUSINESS IMPROVED SG&A EFFICIENCY TO 20.1% OF REVENUE, A REDUCTION OF 350 BASIS POINTS. IN ADDITION, THE GROSS MARGIN IMPROVEMENT OF 530 BASIS POINTS TO 38.8% OF REVENUE CONTRIBUTED $8.6 MILLION TO THE INCREASE IN EBITDA. THIS CHANGE IN GROSS MARGIN WAS DUE TO LOWER SERVICE COSTS FROM OPERATING EFFICIENCY GAINS, AND TO SAVINGS FROM RECENT REGULATORY CHANGES, OFFSET IN PART BY LOWER REVENUES AS DISCUSSED ABOVE.

 - INCOME FROM OPERATIONS FOR THE QUARTER TOTALED $36.5 MILLION, COMPARED TO A LOSS FROM OPERATIONS OF $53.0 MILLION IN THE FIRST QUARTER OF 2002. THIS $89.5 MILLION IMPROVEMENT WAS DUE TO LOWER DEPRECIATION AND AMORTIZATION COSTS OF $49.4 MILLION ASSOCIATED WITH THE WRITE-DOWN IN THE CARRYING VALUE OF PROPERTY PLANT AND EQUIPMENT AND GOODWILL IN THE SECOND QUARTER OF 2002, FROM INCREASED EBITDA OF $28.3 MILLION, AND FROM AN $11.8 MILLION PARTIAL REVERSAL OF THE 2002 RESTRUCTURING PROVISION FOR WORKFORCE REDUCTIONS AND FACILITY CLOSURES.

      Q 1   F I N A N C I A L   A N D   O P E R A T I N G   R E S U L T S
                                 ( c o n t ' d )

 - THE COMPANY'S NET INCOME FOR THE QUARTER TOTALED $229.8 MILLION, COMPARED TO A NET LOSS OF $157.6 MILLION IN THE SAME PERIOD LAST YEAR. THIS $387.4 MILLION IMPROVEMENT WAS PRIMARILY THE RESULT OF AN INCREASE IN THE NON-CASH FOREIGN CURRENCY TRANSLATION GAIN OF $322.8 MILLION, THE RESULT OF AN APPRECIATION IN THE VALUE OF THE CANADIAN DOLLAR RELATIVE TO THE U.S. DOLLAR ON THE COMPANY'S UN-HEDGED U.S. DOLLAR DEBT. ALSO CONTRIBUTING TO THE IMPROVEMENT IN NET INCOME WAS INCREASED INCOME FROM OPERATIONS OF $89.5 MILLION, PARTIALLY OFFSET BY REORGANIZATION COSTS OF $26.3 MILLION.

 - THE COMPANY'S CASH FLOW FROM OPERATING ACTIVITIES LESS CAPITAL EXPENDITURES WAS NEGATIVE $11.9 MILLION. AFTER EXCLUDING ONE-TIME COSTS UNDER THE RESTRUCTURING OF $29.0 MILLION, THE COMPANY GENERATED POSITIVE FREE CASH FLOW OF $17.1 MILLION IN THE QUARTER, (AS OUTLINED IN THE ATTACHED SUPPLEMENTARY FINANCIAL INFORMATION SCHEDULE). THIS REPRESENTS THE SECOND CONSECUTIVE QUARTER THE COMPANY HAS GENERATED POSITIVE FREE CASH FLOW AFTER ADJUSTING FOR RESTRUCTURING ITEMS.

FRESH START ACCOUNTING

 - DUE TO THE REALIGNMENT IN EQUITY INTEREST AND CAPITAL STRUCTURE OF AT&T CANADA UNDER THE RESTRUCTURING PLAN, THE COMPANY WAS REQUIRED TO PERFORM AS AT APRIL 1, 2003, A COMPREHENSIVE REVALUATION OF ITS BALANCE SHEET REFERRED TO AS "FRESH START ACCOUNTING," WHICH INCLUDED THE FOLLOWING SIGNIFICANT ADJUSTMENTS. THE COMPANY HAS ADJUSTED THE HISTORICAL CARRYING VALUE OF ITS ASSETS AND LIABILITIES TO FAIR VALUE REFLECTING THE ALLOCATION OF THE COMPANY'S REORGANIZATION EQUITY VALUE OF $581 MILLION. AS A RESULT, THE CARRYING VALUE OF PROPERTY PLANT AND EQUIPMENT HAS BEEN REDUCED TO $574.7 MILLION. IN ADDITION, UNDER `FRESH START ACCOUNTING' THE COMPANY WAS REQUIRED TO RECORD A DEFERRED PENSION LIABILITY IN THE AMOUNT OF $120.2 MILLION, REPRESENTING A DEFICIENCY IN THE MARKET VALUE OF THE ASSETS UNDER ITS DEFINED BENEFIT PENSION PLAN VERSUS OBLIGATIONS TO PLAN MEMBERS. THIS LIABILITY WILL BE FUNDED OVER A FIVE YEAR PERIOD, INCLUDING APPROXIMATELY $35 MILLION IN 2003.


 2 AT&T Canada
   First Quarter Report 2003

We have fulfilled exactly what we set out to achieve in positioning our Company for long-term success in the Canadian telecom marketplace. We have considerably improved our operating and capital efficiency, we have established a sustainable capital structure, and we continue to make incremental gains in pursuit of a balanced regulatory framework. With the completion of our restructuring we have a strong financial foundation, with no long-term debt, $175 million in cash, and a business that is generating positive cash flow and net income. And we have greatly strengthened our business through a strategic re-focusing that significantly improved our operating profile, while at the same time achieving dramatic increases in customer satisfaction levels.
     The revenue and operating profit generated in the first quarter confirm we are executing on our business plan. During the quarter we continued to win new business and renew existing relationships with our customers, while completing our restructuring. And we are on track with our transitional arrangements with AT&T that will see us establish a new brand identity in the coming months.
     This Company is financially and operationally strong, and has a tremendous platform upon which to build. We possess advanced technology, a blue chip customer base, and sophisticated managed service offerings. We have the support of our customers who want us to succeed because we're a Company that acts differently. Our customers tell us that it is our solutions orientation and the agility with which we respond to their complex telecom needs that sets us apart. We will build on these strengths to enhance our position as one of North America's most competitive telecom enterprises.

OUTLOOK
We are pleased with our first quarter financial performance and like our prospects for continued success for the balance of the year. However, pricing in the Canadian telecommunications marketplace remains competitive across all of our major product lines and the transition of our relationship with AT&T needs to be considered as we look forward. In this environment we are maintaining our revenue, EBITDA and capital expenditure guidance for the year of $1,337, $163 and $140 million respectively. Also, while the divestiture of our Contour/Argos business unit will have no appreciable impact on our 2003 EBITDA, it will result in the loss of revenue of approximately $15 million per quarter starting in Q3 of this year.

OTHER DEVELOPMENTS

SALE OF CONTOUR TELECOM INC. AND ARGOS TELECOM INC.

 - AT&T Canada announced that it has reached an agreement to sell its subsidiaries Contour Telecom Inc. and Argos Telecom Inc. to YAK Communications (Canada). The transaction is consistent with AT&T Canada's corporate strategy to focus on its core businesses. AT&T Canada will receive cash with respect to this transaction, which is expected to close on July 2, 2003 subject to the satisfaction of certain conditions.

NEW CUSTOMER CONTRACTS

 - During the quarter the Company announced it had entered into a three year, $7 million contract with 7-Eleven Inc. of Dallas Texas. The agreement involves the implementation of a high-speed cross-border Frame Relay network, connecting 7-Eleven's 500 Canadian stores to their headquarters in Dallas. In addition to providing complete geographic network redundancy for all of its retail locations across Canada, 7-Eleven will be able to launch new applications in their retail outlets, including an advanced retail information system. This system will allow 7-Eleven to more effectively manage their business, due to the rapid and reliable transfer of essential sales, inventory and operational data.

 - Also during the quarter the Company announced that it had expanded its already significant relationship with Transat AT Inc. Based in Montreal, Transat AT specializes in the distribution of holiday travel, including air transportation and value added services at travel destinations that support tour operators in both Canada and France. The new $6 million three year agreement involves the implementation and management of an advanced Global Data Network, including



                                                                  AT&T Canada 3
                                                    First Quarter Report 2003

Toll-free, Long Distance and Local services. This integrated international telecommunications solution allowed Transat AT to realize considerable cost savings by centralizing telecom services for all its subsidiaries and affiliated companies located across Canada, in the United States and France.

REGULATORY

 - On March 26, 2003 the Company responded to the federal Cabinet's dismissal of its appeal of the CRTC's Price Cap ruling of May 30, 2002. The Company is encouraged by the Government's recognition that the regulatory and policy framework are crucial to fostering competition in the Canadian telecommunications industry. AT&T Canada's goal in launching its appeal was to focus the attention of the Government and the Regulator on the concerns of competitors, and in this the Company has succeeded. The Industry Minister expressed the Government's commitment to competition in the industry. Specifically, he expressed his expectation that the CRTC would continue its recent "pro-competitive momentum," and that the Government would be monitoring developments in the coming months. AT&T Canada will continue its pursuit of regulatory reform, and believes that opportunity exists for further reductions in regulated costs. Additional relief would be upside to the Company's current business plan.

 - On April 28, 2003 the Standing Committee for Industry, Science and Technology tabled a report before Parliament recommending the removal of foreign investment restrictions in the Canadian telecommunications industry. The Company welcomes these recommendations and is encouraged that the Committee has clearly recognized that foreign investment restrictions have had a disproportionately negative impact on new entrants. Implementing the Committee's recommendations and removing the restrictions will significantly improve the ability of competitive entrants to pursue sources of investment capital they cannot access under the current rules. The Company encourages the Government to move quickly to introduce the legislative and regulatory measures that are necessary to remove the restrictions. Canadians and the Canadian economy will be the ultimate winners under a liberalized foreign investment climate.

LIQUIDITY

 - At April 1, 2003 the Company had cash on hand of $175.2 million. While the Company had estimated that it would have cash on hand of $140 million upon the completion of its restructuring, the difference is due to operating cash flow generated during the month of March, and advisory fees related to its restructuring paid in April.

RESTRUCTURING PLAN COMPLETE

 - On April 1, 2003 the Company successfully completed its restructuring, and distributed approximately CDN$233 million in cash and 100% of the Company's equity to bondholders and other affected creditors, in the form of 1,043,119 Class A Voting Shares and 18,956,881 Class B Limited Voting Shares. In compliance with the Canadian Telecommunications Act, Canadian resident bondholders and other affected creditors received, in the aggregate, 66-2/3% of the Class A Voting Shares and other bondholders and affected creditors received 33-1/3% of the Class A Voting Shares, and 100% of the Class B Limited Voting Shares. In accordance with the restructuring plan, no one creditor received greater than 10% of the Class A Voting Shares.

 - For each CDN$1,000 in established claims value, resident Canadian bondholders or other affected creditors received CDN$49.24 in cash plus 4.227 Class A Voting Shares. For each CDN$1,000 in established claims value, non-Canadian resident bondholders or other affected creditors received CDN$49.24 in cash, plus 0.077 Class A Voting Shares and 4.150 Class B Limited Voting Shares. The Company's escrow agent has a reserve of approximately CDN$2.8 million of cash and 241,395 Class B Limited Voting Shares for distributions to affected creditors with disputed claims that have not been settled.


 4 AT&T Canada
   First Quarter Report 2003

 - On April 1, 2003 the Company's Class A Voting Shares and Class B Limited Voting Shares began trading on the Toronto Stock Exchange under the stock trading symbols TEL.A and TEL.B respectively, and on NASDAQ under the stock trading symbols ATTC and ATTCZ respectively.

NEW STOCK OPTION AND OWNERSHIP PLAN

 - As outlined in the Management Information Circular, two million shares have been reserved for issuance under the Company's management incentive plan. With the Company's public listing on the TSX and NASDAQ, the use of equity-based compensation provides additional performance based incentives and assists in the retention of qualified management employees. On April 17, the Company's Board of Directors approved the granting of a total of 629,000 stock options in respect of Class A voting shares, and 230,000 Restricted Share Units ("RSUs") to management. The stock options have an exercise price of $36.05 and vest in equal annual amounts over three years from the date of grant. The RSUs will vest three years from the date of grant, and are performance based in that they are tied to the Company's performance over the three years.

* EBITDA IS A MEASURE COMMONLY USED IN THE TELECOMMUNICATIONS INDUSTRY TO EVALUATE OPERATING RESULTS AND IS GENERALLY DEFINED AS EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION. THE COMPANY HAS ALSO EXCLUDED WORKFORCE REDUCTION COSTS AND PROVISION FOR RESTRUCTURING, AS THIS ITEM IS NOT EXPECTED TO BE RECURRING IN NATURE AS THE COMPANY COMPLETED RESTRUCTURING ITS BALANCE SHEET AND EMERGED FROM PROTECTION UNDER THE CCAA PROCEEDING ON APRIL 1, 2003. EBITDA DOES NOT HAVE A STANDARDIZED MEANING UNDER GAAP AND IS NOT NECESSARILY COMPARABLE TO SIMILAR MEASURES DISCLOSED BY OTHER ISSUERS. ACCORDINGLY, EBITDA IS NOT INTENDED TO REPLACE INCOME/(LOSS) FROM OPERATIONS, NET INCOME/(LOSS) FOR THE PERIOD, CASH FLOW, OR OTHER MEASURES OF FINANCIAL PERFORMANCE AND LIQUIDITY REPORTED IN ACCORDANCE WITH CANADIAN GAAP.

** FREE CASH FLOW IS DEFINED AS NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES LESS ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT.

NOTE TO INVESTORS
This quarterly report includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


                                                                  AT&T Canada 5
                                                    First Quarter Report 2003

CONSOLIDATED BALANCE SHEETS



                                                          APRIL 1,      March 31,   December 31,
(IN THOUSANDS OF DOLLARS) (UNAUDITED)                         2003           2003           2002
------------------------------------------------------------------------------------------------
                                               IMPLEMENTATION DATE
                                                (NOTES 1 AND 9(A))
------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                            $   175,230    $   175,230    $   420,542
  Cash held in escrow (NOTE 1)                                --          233,022           --
------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                175,230        408,252        420,542
  Accounts receivable                                      153,994        153,994        166,434
  Other current assets                                      28,695         28,695         23,045
------------------------------------------------------------------------------------------------
                                                           357,919        590,941        610,021
Property, plant and equipment                              574,730        927,072        952,699
Other intangible assets                                       --            6,410          7,565
Deferred pension asset                                        --           67,437         60,430
Other assets, net                                           14,402         55,323         56,985
------------------------------------------------------------------------------------------------
                                                       $   947,051    $ 1,647,183    $ 1,687,700
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable                                     $    30,961    $    31,326    $    45,802
  Accrued liabilities                                      148,742        184,388        234,549
  Income taxes payable                                         472            472          7,056
  Current portion of capital lease obligations               4,255          4,255          3,952
  Liabilities subject to compromise (NOTE 3)                  --        4,528,426      4,719,591
------------------------------------------------------------------------------------------------
                                                           184,430      4,748,867      5,010,950
Long term portion of capital lease obligations              16,602         16,602         16,601
Other long-term liabilities                                 44,843         46,917         47,547
Deferred pension liability                                 120,176           --             --
Deferred foreign exchange                                     --           99,158        106,617
Shareholders' equity (deficit)
  Common shares                                               --        1,393,844      1,393,994
  New Class A Voting and Class B Limited Voting shares     581,000           --             --
  Warrants                                                    --              496            496
  Deficit                                                     --       (4,658,701)    (4,888,505)
------------------------------------------------------------------------------------------------
                                                           581,000     (3,264,361)    (3,494,015)
------------------------------------------------------------------------------------------------
                                                       $   947,051    $ 1,647,183    $ 1,687,700
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

REORGANIZATION PROCEEDINGS AND BASIS OF PRESENTATION (NOTE 1)
OTHER COMMITMENTS AND CONTINGENCIES (NOTE 8)
SUBSEQUENT EVENTS (NOTE 9)

SEE ACCOMPANYING NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


6 AT&T Canada
  First Quarter Report 2003

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT



                                                                             Three months ended March 31,
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)                    2003              2002
----------------------------------------------------------------------------------------------------------
Revenue                                                                     $   353,325       $   383,830
Expenses:
  Service costs                                                                 216,061           255,169
  Selling, general and administrative                                            70,970            90,636
  Workforce reduction costs and provision for restructuring (NOTE 5)            (11,822)             --
  Depreciation and amortization                                                  41,625            91,026
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Income (Loss) from operations                                                    36,491           (53,001)
Other income (expense):
  Interest income                                                                    29             2,271
  Interest expense                                                             (104,566)         (106,138)
  Foreign exchange gain                                                         324,076             1,292
  Reorganization expenses (NOTE 6)                                              (26,250)             --
  Other income (expense)                                                             24              (357)
----------------------------------------------------------------------------------------------------------
Income (Loss) before provision for income taxes                                 229,804          (155,933)
Provision for income taxes                                                         --              (1,686)
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Income (Loss) for the period                                                    229,804          (157,619)
Deficit, beginning of period, as previously reported                         (4,888,505)       (1,513,805)
Adjustment related to change in accounting policy for foreign exchange             --             (12,274)
----------------------------------------------------------------------------------------------------------
Deficit, beginning of period, restated                                       (4,888,505)       (1,526,079)
Deficit, end of period                                                      $(4,658,701)      $(1,683,698)
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Basic & Diluted income (loss) per common share (NOTE 4(B))                  $      2.14       $     (1.57)
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding (in thousands)             107,216           100,099
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


                                                                  AT&T Canada 7
                                                    First Quarter Report 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                             Three months ended March 31,
(IN THOUSANDS OF DOLLARS) (UNAUDITED)                                              2003            2002
----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
Income (Loss) for the period                                                  $ 229,804       $(157,619)
Adjustments required to reconcile loss to cash flows from operating activities:
  Depreciation and amortization                                                  41,625          91,026
  Accretion of senior discount note interest                                     34,220          39,908
  Amortization of debt issuance costs                                             1,893           2,542
  Amortization of deferred gain on termination
    of cross currency swaps and forward contracts                                (7,459)         (1,671)
  Deferred pension charges                                                        7,752           1,212
  Foreign exchange (gain) loss                                                 (318,530)            496
  Other                                                                             (98)           --
----------------------------------------------------------------------------------------------------------
                                                                                (10,793)        (24,106)
  Changes in non-cash working capital                                            32,139        (144,738)
Net cash generated by (used in) operating activities                             21,346        (168,844)
----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
  Additions to property, plant and equipment                                    (33,227)        (68,781)
  (Additions) dispositions to other assets                                          (16)             54
----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (33,243)        (68,727)

FINANCING ACTIVITIES:
  Issue of share capital, net of issue costs                                       --            12,256
  Share repurchase cost                                                            (150)           --
  Repayment of credit facility                                                     --            30,000
  Debt issue and credit facility costs                                             --               (72)
  Decrease in other long term liabilities                                          --              (133)
----------------------------------------------------------------------------------------------------------
Net cash generated by (used in) financing activities                               (150)         42,051
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            (243)             10
----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND CASH HELD IN ESCROW        (12,290)       (195,510)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  420,542         537,294
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AND CASH HELD IN ESCROW, END OF PERIOD              $ 408,252       $ 341,784
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION:

Income taxes paid                                                             $     750       $   1,823
Interest paid                                                                 $    --         $ 106,687


8 AT&T Canada
  First Quarter Report 2003

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
(DOLLAR AMOUNTS ARE STATED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

AT&T Canada Inc. (the "Company") is a holding company that engages in the telecommunications business through its subsidiaries, consisting primarily of the provision of local and data services, Internet and IT services and long distance services to businesses in Canada.
     On April 1, 2003, the Company implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the CANADA BUSINESS CORPORATIONS ACT (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of AT&T Canada Limited, which prior to April 1 was called AT&T Canada Inc.

1.    REORGANIZATION PROCEEDINGS AND BASIS OF PRESENTATION:
On October 15, 2002 the Company and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fibre US Inc., MetroNet Fibre Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under the CCAA with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under
Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.
      On January 22, 2003, the AT&T Canada Companies filed the Plan and related Management Information Circular with the Court. On February 20, 2003, the Plan was approved by the holders of the senior notes and senior discount notes (the "Senior Notes") and other affected creditors. On February 25, 2003, the Court issued an order sanctioning the Plan and the U.S. Court issued an order recognizing and enforcing the Court's sanction order.
      The purpose of the Plan was to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies and to simplify the operating corporate structure of the AT&T Canada Companies. The AT&T Canada Companies emerged from CCAA protection and the Plan was implemented on April 1, 2003 (the "Implementation Date").

      The significant steps in the implementation of the Plan were:

(i) the formation of New AT&T Canada Inc and the acquisition of shares of the Company by New AT&T Canada Inc.;
(ii) the exchange and compromise of all of the then existing $4.6 billion of the Senior Notes and certain other affected claims by the holders of such Senior Notes and other Affected Claims (the "Affected Creditors"), in exchange for $233 million in cash, and 100% of the equity of New AT&T Canada Inc.;
(iii) the amalgamation of certain wholly-owned subsidiaries of the Company to form a new operating company that continued under the name of AT&T Canada Corp.;
(iv) the cancellation of all of the then outstanding equity, including warrants and share purchase options of the Company for no consideration;
(v) the cancellation of all outstanding equity of AT&T Canada Corp. that was not owned by the Company;
(vi)  establishment of a new Board of Directors; and
(vii) the establishment of a new management incentive plan ("Management Incentive Plan") and the cancellation of the then existing incentive plans without compensation.

In anticipation of Plan Implementation, on March 28, 2003, $233 million was held in escrow by CIBC Mellon Trust Company, as escrow agent for the behalf of the Affected Creditors, to be paid out upon the Implementation Date. While this amount was subject to the Plan, there were no restrictions on these funds as at March 31, 2003.
     Pursuant to the Plan, there was realignment in equity interest and capital structure of the Company on April 1, 2003. The Company's preliminary balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the



                                                                  AT&T Canada 9
                                                    First Quarter Report 2003

Notes to Consolidated Condensed Financial Statements


Company's assets and liabilities are recorded at management's best estimates of their fair values, the deficit is eliminated and new Class A Voting Shares and Class B Limited Voting Shares will be recorded as issued at an aggregate stated capital amount of $581.0 million (see note 9(a)).

2.    SIGNIFICANT ACCOUNTING POLICIES:
The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.
      Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2002.
      The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three month period ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.
      These consolidated condensed financial statements are prepared following accounting policies consistent with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2002, except for the following change in accounting policy:
(i) Effective January 1, 2003, the Company adopted Accounting Guideline ("AcG") AcG-14, "Disclosure of Guarantees," which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of HB 3290, "Contingencies." The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standard Board ("FASB") FASB Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are included in note 8(b)(ii).


10  AT&T Canada
   First Quarter Report 2003

Notes to Consolidated Condensed Financial Statements





3.    LIABILITIES SUBJECT TO COMPROMISE:




                                     Effective               MARCH 31, 2003              December 31, 2002
                                   interest rate             CDN.         U.S.         Cdn.             U.S.
-------------------------------------------------------------------------------------------------------------

12% unsecured Senior Notes,
  maturing August 15, 2007                           $    331,535    $ 225,872   $  356,237          225,810
10.75% unsecured Senior
  Discount Notes, maturing
  November 1, 2007                      11.04%            249,527      170,001      268,193          170,001
9.95% unsecured Senior Discount
  Notes, maturing June 15, 2008         11.24%          1,373,683      935,879    1,440,761          913,262
10.625% unsecured Senior Notes,
  maturing November 1, 2008                               330,255      225,000      354,960          225,000
7.65% unsecured Senior Notes,
  maturing September 15, 2006                           1,461,897      995,978    1,571,255          995,978
7.15% unsecured Senior Notes,
  maturing September 23, 2004                             142,850           --      142,850               --
7.625% unsecured Senior Notes,
  maturing March 15, 2005                                 355,941      242,500      382,568          242,500
-------------------------------------------------------------------------------------------------------------
                                                        4,245,688                 4,516,824
Accrued interest payable                                  229,345                   175,778
Accrued liabilities                                        13,387                     8,220
Other liabilities                                          40,006                    18,769
-------------------------------------------------------------------------------------------------------------
                                                      $ 4,528,426                $4,719,591
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Under the CCAA proceedings and the Plan, all of the Company's liabilities to creditors under the Senior Notes, including accrued interest thereon, and certain other Affected Claims at the Commencement Date, were compromised subject to the implementation of the Plan. Such liabilities whose treatment and satisfaction were dependent on the outcome of the CCAA proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements.
      As of April 25, 2003, 87 claims have been received from Affected Creditors excluding Noteholders. For distribution purposes, as of the same date, 32 Claims have been disallowed in their entirety and 47 Claims, totalling $43 million, have been allowed by the Company. The remaining 8 Claims, totalling $14.4 million, are in dispute, and will be resolved pursuant to the mechanism established by the Court claims procedure. The aggregate distribution to be made by the Company to all eligible creditors will remain unchanged as a result of the resolution of these disputed claims. Upon implementation of the Plan, claims of Affected Creditors were compromised and settled. Claims of Affected Creditors are satisfied out of the cash pool and share pool established pursuant to the Plan, which are held in escrow by CIBC Mellon Trust Company, as escrow agent for the benefit of such Affected Creditors.
      The CCAA proceedings did not allow for principal and interest payments to be made on Senior Notes of the Company without Court approval or until the Plan has been implemented. Accordingly, the interest that might otherwise accrue subsequent to the Commencement Date did not accrue to Noteholders and other Affected Creditors as the Plan was implemented. However, the Company continued to accrue for interest expense on the Senior Notes until the Plan was implemented and classified the amount within liabilities subject to compromise. As at March 31, 2003 interest expense on Senior Notes accrued but not paid for the period from October 15, 2002 to March 31, 2003 was $229.3 million.



                                                                 AT&T Canada 11
                                                   First Quarter Report 2003

Notes to Consolidated Condensed Financial Statements



4.    SHARE PURCHASE OPTIONS AND DILUTED INCOME (LOSS) PER SHARE
(A) Effective upon the Plan Implementation Date, the Company's stock option plans and all options and other entitlements granted thereunder were cancelled without payment of any consideration. No stock options were granted during the quarter ended March 31, 2003.
      As permitted by HB 3870, the Company did not adopt the fair value method of accounting for its employee stock option awards. The standard requires the disclosure of pro forma income for the quarter per share as if the Company had accounted for employee stock options under the fair value method. Had the Company adopted the fair value method for employee stock options using the fair value method, income per share would have decreased for the periods as indicated below:


                                 Three months ended
                              MARCH 31,       March 31,
                                   2003            2002
--------------------------------------------------------
Income attributable to
  common shareholders -
  as reported                 $ 229,804       $(157,619)
Stock-based
  compensation expense           (3,354)         (5,604)
--------------------------------------------------------
Income attributable to
  common shareholders -
  pro forma                   $ 226,450       $(163,223)
--------------------------------------------------------
--------------------------------------------------------
Basic and diluted income
  per common share -
  as reported                 $    2.14       $   (1.57)
Basic and diluted income
  per common share -
  pro forma                        2.11           (1.63)
--------------------------------------------------------
--------------------------------------------------------
Weighted average number
  of shares outstanding
  (in thousands)                107,216         100,099
--------------------------------------------------------
--------------------------------------------------------


No stock options were granted during the first quarter of 2003. For purposes of the above pro forma disclosures, in the first quarter of 2002, 428,900 options with a weighted average fair value of $14.64 per share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:


                                      March 31, 2002
-----------------------------------------------------
Risk-free interest rate (%)                     4.6%
Expected volatility (%)                        31.2%
Expected life (in years)                          5
Expected dividends                               --
-----------------------------------------------------
-----------------------------------------------------


The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

(B) Diluted income (loss) per share:
      The impact of dilutive warrants as at March 31, 2003 is to increase the weighted average number of shares outstanding by 123,344 shares, using the treasury stock method. The inclusion of these additional shares has no impact on diluted income per share.
      As of March 31, 2002, stock options outstanding of 1,692,785 have been excluded from the calculation of diluted loss per share as to do so would be anti-dilutive. As a result of losses for the quarter ended March 31, 2002, the effect of converting stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.



12  AT&T Canada
    First Quarter Report 2003

Notes to Consolidated Condensed Financial Statements





5.    WORKFORCE REDUCTION AND PROVISION FOR RESTRUCTURING:

2002:


                                                  Provision                                      PROVISION
                                          December 31, 2002       Drawdown    Adjustments   MARCH 31, 2003
-----------------------------------------------------------------------------------------------------------
Workforce Reduction                                $ 22,525       $ (9,074)      $ (2,692)        $ 10,759
Facilities Consolidation                             12,792         (1,024)        (3,749)           8,019
-----------------------------------------------------------------------------------------------------------
                                                     35,317        (10,098)        (6,441)          18,778
Facilities Consolidation (included in
  "Liabilities subject to compromise")               18,769           --           (5,381)          13,388
-----------------------------------------------------------------------------------------------------------
                                                   $ 54,086       $(10,098)      $(11,822)        $ 32,166
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


In 2002, the Company implemented a cost reduction initiative to bring the Company's cost structure in line with its current and projected revenue base, and to allocate resources to further enhance services provided to its established customer base. As a result, the Company recorded a provision of $87.0 million related to these activities. As at December 31, 2002, there was remaining liability balance of $22.5 million and $12.8 million relating to employee severance and facilities consolidation costs, respectively.
      Employee severance costs were the result of a reduction in workforce of approximately 1,250 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including network services, customer service, marketing, sales and administration. During the first quarter of 2003, $9.1 million was drawn down related to employee severance payments and related pension curtailment charges. The remaining liability balance of $10.8 million at March 31, 2003 represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements. As at March 31, 2003, 1,165 workforce reductions had been completed.
      During the first quarter of 2003, the provision was reduced by $11.8 million, comprised of a revision in the Company's estimated liability pursuant to a negotiated settlement agreement with certain landlords of $5.4 million included in liabilities subject to compromise; a reversal of facility costs based on management's decision not to exit certain properties of $3.7 million; and a reversal of employee severance of $2.7 million due to the attrition of approximately 170 personnel.

6.    REORGANIZATION EXPENSES:
The Company incurred the following pre-tax charges for expenses associated with its reorganization under the Plan, as described in note 1:


                                 MARCH 31,      March 31,
                                      2003           2002
----------------------------------------------------------
Professional fees
  and other costs              $    29,013       $     -
Interest earned on cash
  accumulated during
  CCAA proceedings                  (2,763)            -
----------------------------------------------------------
                               $    26,250       $     -
----------------------------------------------------------
----------------------------------------------------------

Professional fees and other costs include legal, financial advisory, accounting and consulting fees incurred subsequent to the filing of the application for creditor protection under the CCAA.
      The Company paid success fees to certain financial advisors at the end of the first quarter of 2003. These fees consisted of: (a) a fixed restructuring transaction fee of U.S. $10.0 million and (b) a transaction fee, equal to 0.75% of the fair market value of all cash and/or other securities received by the Noteholders pursuant to the Plan. The total amount of these success fees were reduced by the monthly payments made to these financial advisors from April 2002 to March 31, 2003.



                                                                AT&T Canada 13
                                                  First Quarter Report 2003

Notes to Consolidated Condensed Financial Statements


7.    SEGMENTED INFORMATION:
The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product revenue.

Revenue by product is as follows:


                               Three months ended March 31,
                                     2003             2002
-----------------------------------------------------------
Data                             $112,256         $115,568
Local                              56,912           59,669
Internet and IT Services           46,179           48,980
Other                               4,111            5,313
-----------------------------------------------------------
                                  219,458          229,530
Long distance                     133,867          154,300
-----------------------------------------------------------
                                 $353,325         $383,830
-----------------------------------------------------------
-----------------------------------------------------------

During the three months ended March 31, 2003 and 2002, no customer of the Company individually represented more than 10% of the Company's revenues.

8.    COMMITMENTS AND CONTINGENCIES:

(A) CONTRACTUAL COMMITMENTS:
Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and minimum purchase commitments under supply contracts and customer contracts, the Company is committed to make payments as follows:

2003                           $115,819
2004                             93,673
2005                             76,162
2006                             53,015
2007                             44,667
Thereafter                      279,880
---------------------------------------
                               $663,216
---------------------------------------
---------------------------------------


(B) CONTINGENT LIABILITIES:
(I) LITIGATION:
In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

(II) In addition to the above commitments and contingencies, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to adverse effects due to changes in tax laws, infringements by third parties related to intellectual property, and under certain supplier agreements, losses arising from claims by third parties against suppliers, including customers, in connection with the use of services and related equipment by the third party. The maximum amounts from these indemnifications cannot be reasonably estimated. Historically, the Company has not made significant payments related to these indemnifications. The Company has also indemnified a third party in connection with a marketing agreement, and has determined that the potential maximum loss is not significant to the consolidated financial statements. The Company has also indemnified certain financial advisors regarding liability they may incur as a result of their activity as advisors to the Company or to the holders of Senior Notes. There is no maximum limitation to such indemnification.
      The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

(C) LETTERS OF CREDIT:
In the normal course of business, the Company issues letters of credit in compliance with its right-of-way agreements with various municipalities and utility companies. In general, the terms of the letter of credit permit the municipality or the utility company to draw on the letter of credit to recover any losses incurred under the right-of-way agreement, as defined. As at March 31, 2003, the Company had letters of credit outstanding of $1.3 million with nil drawn.

(D) COLLECTIVE BARGAINING AGREEMENT:
As at March 31, 2003, approximately 21% or 847 employees of the Company were union members covered by collective bargaining agreements. The union employees of the Company are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("UWSA") TC Local 1976. The collective bargaining agreements are effective from January 1, 2001 to December 31, 2003. In 2003, the Company will need to negotiate new collective agreements with its union partners.



14 AT&T Canada
   First Quarter Report 2003

Notes to Consolidated Condensed Financial Statements


9.    SUBSEQUENT EVENTS:
(A) On April 1, 2003, the Company implemented the Plan and emerged from CCAA protection. Due to significant changes in ownership and capital structure, the Company has adopted fresh start accounting. Under fresh start accounting, the Company was required to determine its enterprise value ("Equity Value"). The Equity Value of the Company was determined with the assistance of independent financial advisors appointed by the Company to assist in effecting the Plan, utilizing three different going concern valuation approaches: discounted cash flow approach, market multiple approach and comparative transaction approach. The methodologies employed estimated an Equity Value range of approximately $531.3 million to $631.3 million with a midpoint of $581.0 million. The Equity Value was then allocated on a preliminary basis to the Company's assets and liabilities based on their fair values, its accumulated deficit was eliminated and new equity was issued in accordance with the Plan. The Company adjusted the historical carrying value of its assets and liabilities to fair value reflecting the allocation of the Company's Equity Value of approximately $581.0 million.
      The consolidated balance sheet as at April 1, 2003 of AT&T Canada Inc. depicts the preliminary application of "Fresh Start" accounting and adjustments resulting from the approval and implementation of the Plan. These amounts are subject to change as the Company finalizes its allocation of the Equity Value to the fair value of its recorded and unrecorded assets and liabilities. The Company has hired an independent valuations expert to assist management in determining the fair value of capital assets.
      Due to the significant changes in the financial structure of the Company, the application of "Fresh Start" accounting, as explained in note 1(b), and as a result of the confirmation and implementation of the Plan as at April 1, 2003, the consolidated financial and other information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial and other information issued by the predecessor company prior to the implementation of the Plan.



                                                                 AT&T Canada 15
                                                   First Quarter Report 2003

 Notes to Consolidated Condensed Financial Statements





The following table summarizes the impact of adjustments required to implement the Plan and to reflect the adoption of fresh start accounting:


                                                                         Preliminary Adjustments
-------------------------------------------------------------------------------------------------------------------------------
                                                 March 31, 2003                                                  April 1, 2003
                                               Balance prior to                               Fresh Start   Balance after Plan
                                            Plan Implementation             The Plan           Accounting       Implementation
-------------------------------------------------------------------------------------------------------------------------------
                                                     (unaudited)                                      (6)          (unaudited)
                                                                                                                 (Preliminary)
ASSETS
Current assets:
  Cash and cash equivalents                         $   175,230          $      --                   --            $   175,230
  Cash held in escrow                                   233,022             (233,022)(2)             --                   --
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                             408,252             (233,022)                --                175,230
  Accounts receivable                                   153,994                 --                   --                153,994
  Other current assets                                   28,695                 --                   --                 28,695
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                        590,941             (233,022)                --                357,919
Capital assets                                          927,072                 --               (352,342)             574,730
Other intangible assets                                   6,410                 --                 (6,410)                --
Deferred pension asset                                   67,437                 --                (67,437)                --
Other assets, net                                        55,323              (37,381)(3)           (3,540)              14,402
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                    $ 1,647,183          $  (270,403)         $  (429,729)         $   947,051
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Liabilities not subject to compromise:
    Accounts payable                                $    31,326          $      --            $      (365)         $    30,961
    Accrued liabilities                                 184,388              (29,834)(4)           (5,812)             148,742
    Income taxes payable                                    472                 --                   --                    472
    Current portion of capital lease obligations          4,255                 --                   --                  4,255
  Liabilities subject to compromise                   4,528,426              157,895 (1)             --                   --
                                                                          (4,686,321)(2)             --
-------------------------------------------------------------------------------------------------------------------------------
                                                      4,748,867           (4,558,260)              (6,177)             184,430
Long term portion of capital lease obligations           16,602                 --                   --                 16,602
Deferred pension liability                                 --                   --                120,176              120,176
Other long-term liabilities                              46,917                 --                 (2,074)              44,843
Deferred foreign exchange                                99,158              (99,158)(4)             --                   --
Shareholders' equity (deficit)
  Old Common shares                                   1,393,844           (1,393,844)(5)             --                   --
  New Class A Voting and Class B Limited shares                              581,000                 --                581,000
  Warrants                                                  496                 (496)(5)             --                   --
  Deficit                                            (4,658,701)(1)        5,200,355             (541,654)                --
-------------------------------------------------------------------------------------------------------------------------------
                                                     (3,264,361)           4,387,015             (541,654)             581,000
-------------------------------------------------------------------------------------------------------------------------------
                                                    $ 1,647,183          $  (270,403)         $  (429,729)         $   947,051
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------


16  AT&T Canada
    First Quarter Report 2003

Notes to Consolidated Condensed Financial Statements



SUMMARY OF ADJUSTMENTS:

PLAN OF ARRANGEMENT ADJUSTMENTS

(1) Reflects a reversal of accrued interest and the foreign exchange translation impact on the Senior Notes from October 15, 2002 to March 31, 2003. The negotiated amounts were subject to Plan implementation.
(2) In accordance with the provisions of the Plan, the Affected Creditors received a cash distribution of $233 million and 100% of the equity of the New AT&T Canada Inc., consisting of Class A Voting Shares and Class B Limited Voting Shares. The equity value of $581 million was determined by independent financial advisors, using a going concern valuation approach.
(3) Reflects elimination on settlement of the unamortized balance of debt issuance costs related to the Senior Notes.
(4) Reflects elimination on settlement of deferred gains on foreign currency derivative contracts related to the Senior Notes.
(5) Under the Plan, the existing Class A Voting Shares, Class B Non-Voting Shares and Preferred Shares of the Company and all issued and outstanding warrants and options were cancelled without payment or consideration.
(6)   Fresh Start Adjustments
      Pursuant to the Plan, there was a realignment of the equity interest and capital structure of the Company on April 1, 2003.
      The Company is required to perform a comprehensive revaluation of its balance sheet under the provisions of the CICA HB 1625, "Comprehensive Revaluation of Assets and Liabilities" ("Fresh Start Accounting"). Under fresh start accounting, the Company is required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from CCAA. As required by HB 1625, the Equity Value of $581.0 million has been allocated on a preliminary basis to the assets and liabilities of the Company based on management's best estimates of their fair values.

(B) On May 6, 2003, New AT&T Canada Inc. announced that it has reached an agreement to sell its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada). The transaction is consistent with New AT&T Canada Inc.'s corporate strategy to focus on its core businesses. New AT&T Canada Inc. will receive cash with respect to the transaction, which is expected to close on July 2, 2003, subject to the satisfaction of certain conditions.



                                                                 AT&T Canada 17
                                                   First Quarter Report 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




(DOLLAR AMOUNTS ARE STATED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

FORWARD-LOOKING STATEMENTS
THIS DISCUSSION AND ANALYSIS EXPLAINS AT&T CANADA INC.'S (THE "COMPANY" OR "AT&T CANADA") FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2003 COMPARED WITH THE QUARTER ENDED MARCH 31, 2002, AND IS INTENDED TO HELP SHAREHOLDER AND OTHER READERS UNDERSTAND THE COMPANY'S BUSINESS AND THE KEY FACTORS UNDERLYING ITS FINANCIAL RESULTS. CERTAIN STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") AND CONSOLIDATED FINANCIAL STATEMENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: THE RISKS ASSOCIATED WITH NEGOTIATING AND COMPLETING THE NEW COMMERCIAL ARRANGEMENTS WITH AT&T CORP., TRANSITIONING TO A NEW BRAND, LIQUIDITY, THE REGULATORY ENVIRONMENT, COMPETITION, TECHNOLOGICAL CHANGES, RESTRICTIONS ON FOREIGN OWNERSHIP AND CONTROL, AND NEGATIVE TRENDS IN GLOBAL MARKET AND ECONOMIC CONDITIONS.

OVERVIEW
The Company is the country's largest competitor to the incumbent local exchange carriers ("ILECs"). With over 18,800 route kilometres of local and long haul broadband fibre optic network, world class managed service offerings in data, Internet, voice and IT Services, the Company provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally.
      On April 1, 2003, the Company implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act ("CCAA"). Pursuant to the Plan, a new parent company, New AT&T Canada Inc. was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of AT&T Canada Limited, which prior to April 1 was called AT&T Canada Inc.
      The purpose of the Plan was to restructure the balance sheet and equity of the Company, provide for the compromise, settlement and payment of liabilities of certain creditors of the Company and its subsidiaries (collectively, the "Affected Creditors") and to simplify the operating corporate structure of the Company. The significant steps in the implementation of the Plan were:
(i) the formation of New AT&T Canada Inc and the acquisition of shares of the Company by New AT&T Canada Inc.;
(ii) the exchange and compromise of all of the then existing $4.6 billion of the Senior Notes and certain other affected claims by the holders of such Senior Notes and other affected claims (the "Affected Creditors"), in exchange for $233 million in cash, and 100% of the equity of New AT&T Canada Inc.
(iii) the amalgamation of certain wholly-owned subsidiaries of the Company to form a new operating company that will continue under the name of AT&T Canada Corp.;
(iv) the cancellation of all of the then outstanding equity, including warrants and share purchase options of the Company for no consideration;
(v) the cancellation of all outstanding equity of AT&T Canada Corp. that was not owned by the Company;
(vi)  establishment of a new Board of Directors; and
(vii) the establishment of a new management incentive plan ("Management Incentive Plan") and the cancellation of the then existing incentive plans without compensation.
On April 1, 2003 the Class A Voting Shares and Class B Limited Voting Shares of New AT&T Canada began trading on both the Toronto Stock Exchange and the NASDAQ National Market System.
      See additional discussion in Note 1 to the Consolidated Condensed Financial Statements for the three months ended March 31, 2003.


18  AT&T Canada
   First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


COMPREHENSIVE REVALUATION
Pursuant to the Plan, there was a realignment in equity interest and capital structure of the Company on April 1, 2003. The Company's preliminary balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company's assets and liabilities are recorded at management's best estimates of their fair values, the deficit is eliminated and new Class A Voting Shares and Class B Limited Voting Shares will be recorded as issued at an aggregate stated capital amount of $581.0 million.
      See additional discussion in Note 1 to the Consolidated Condensed Financial Statements for the three months ended March 31, 2003.

REGULATORY ENVIRONMENT
On March 26, 2003 the Federal Cabinet dismissed AT&T Canada's appeal of the Price Cap Decision. The government indicated that the decision to dismiss was, in part, based on recent efforts by the Canadian Radio-television and Telecommunications Commission ("CRTC") to address the inequities in the regulatory framework. The government enunciated a clear expectation that the CRTC would continue its `pro-competitive momentum' and indicated that it would continue to monitor CRTC actions. The government indicated that the CRTC should pay particular attention to the issue of `regulatory lag' and work to ensure that competitors are not penalized by delays in the regulatory process.
      On April 10, 2003, the CRTC issued a Public Notice in which it noted non-compliance by the incumbent phone companies with tariff requirements and the Telecommunications Act. The CRTC typically only learns of non-compliance as a result of competitor complaint. To better ensure regulatory compliance by ILECs, the Public Notice indicated that the CRTC would be conducting inspections of the incumbents and would consider prosecuting violations as per the Act.

NEGOTIATION OF NEW COMMERCIAL AGREEMENTS WITH AT&T CORP.
On January 17, 2003, the Company announced it had entered into new commercial agreements with AT&T Corp. The new commercial agreements, among other things, require the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable the Company and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp.'s ability to serve Canadian customers directly. The Company is also negotiating a master services agreement with AT&T Corp. to allow for the continued use of AT&T Corp. technology and capabilities. There can be no assurance that such an agreement will be negotiated and in the event a master services agreement is not executed by June 30, 2003, the Company may be required by AT&T Corp. to cease use of all AT&T Corp. technology and capabilities by June 30, 2004 or earlier, under certain circumstances.

SALE OF CONTOUR TELECOM INC. AND ARGOS TELECOM INC.
On May 6, 2003, New AT&T Canada Inc. announced that it has reached an agreement to sell its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada). The transaction is consistent with New AT&T Canada Inc.'s corporate strategy to focus on its core businesses. New AT&T Canada Inc. will receive cash with respect to the transaction, which is expected to close on July 2, 2003, subject to the satisfaction of certain conditions.



                                                                 AT&T Canada 19
                                                   First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 2003
COMPARED TO QUARTER ENDED MARCH 31, 2002

KEY FINANCIAL DATA:


                                     Three months ended March 31,
(UNAUDITED)                               2003              2002
------------------------------------------------------------------
Revenue
  Data                               $ 112,256         $ 115,568
  Local                                 56,912            59,669
  Internet and IT services              46,179            48,980
  Other                                  4,111             5,313
------------------------------------------------------------------
                                       219,458           229,530
Long Distance                          133,867           154,300
------------------------------------------------------------------
TOTAL REVENUE                        $ 353,325         $ 383,830
------------------------------------------------------------------
SERVICE COSTS                        $ 216,061         $ 255,169
GROSS MARGIN                         $ 137,264         $ 128,661
GROSS MARGIN %                            38.8%             33.5%
SELLING, GENERAL AND
  ADMINISTRATIVE COSTS
  ("SG&A")                           $  70,970         $  90,636
INCOME (LOSS) FROM OPERATIONS        $  36,491         $ (53,001)
NET INCOME (LOSS)                    $ 229,804         $(157,619)
BASIC AND DILUTED INCOME
  (LOSS) PER SHARE                        2.14             (1.57)
------------------------------------------------------------------
------------------------------------------------------------------


SUPPLEMENTARY FINANCIAL INFORMATION
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)(UNAUDITED)


                                   Three months ended March 31,
                                         2003             2002
---------------------------------------------------------------
Income (Loss) from operations        $ 36,491         $(53,001)
Add:
Depreciation and amortization          41,625           91,026
Workforce reduction and
  provision for restructuring         (11,822)            --
---------------------------------------------------------------
EBITDA (*)                           $ 66,294         $ 38,025
---------------------------------------------------------------
---------------------------------------------------------------


(*) EBITDA IS A MEASURE COMMONLY USED IN THE TELECOMMUNICATIONS INDUSTRY TO EVALUATE OPERATING RESULTS AND IS GENERALLY DEFINED AS EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION. THE COMPANY HAS ALSO EXCLUDED THE PROVISION FOR RESTRUCTURING AS THIS ITEM IS NOT EXPECTED TO BE RECURRING IN NATURE AS THE COMPANY COMPLETED RESTRUCTURING ITS BALANCE SHEET AND EMERGED FROM PROTECTION UNDER THE CCAA PROCEEDING ON APRIL 1, 2003. EBITDA DOES NOT HAVE A STANDARDIZED MEANING UNDER GAAP AND IS NOT NECESSARILY COMPARABLE TO SIMILAR MEASURES DISCLOSED BY OTHER ISSUERS. ACCORDINGLY, EBITDA IS NOT INTENDED TO REPLACE INCOME/(LOSS) FROM OPERATIONS, NET INCOME/(LOSS) FOR THE PERIOD, CASH FLOW, OR OTHER MEASURES OF FINANCIAL PERFORMANCE AND LIQUIDITY REPORTED IN ACCORDANCE WITH CANADIAN GAAP.

REVENUE
The proportion of revenue from data, local, Internet and IT services, and other services grew to 62% of total revenue in the first quarter of 2003 from 60% in the first quarter of 2002. The proportion of revenues from long distance services declined to 38% in the first quarter of 2003 from 40% in the comparable period in the prior year. Overall revenue dropped by 7.9%.
      The decline in data revenue of 2.9% was due to weakness in demand and to pricing pressures in certain product categories, primarily Private Line, partially offset by growth in Transparent LAN services and GigE (Gigabit Ethernet) services. The decline was primarily the result of industry-wide weakness in enterprise demand.
      Local revenue decreased in the first quarter of 2003 as local access lines in service declined to 530,692 at March 31, 2003 from 552,800 at March 31, 2002. This decline was due to the Company's strategic repositioning of its local services business.
      The decline in Internet and IT Services revenue by 5.7% from $48,980 during the first quarter of 2002 to $46,179 during the first quarter of 2003 was due to declines in residential dial-up internet access services, managed hosting and security solutions and IT Services; offset in part by an increase in high speed dedicated Internet access. The Internet and IT Services portfolio as a proportion of total revenue increased to 13.1% in the first quarter of 2003 from 12.8% in the first quarter of 2002.
      The decline in other revenue was primarily due to lower telecommunications equipment sales.
      The long distance ("LD") revenue decline was due to lower prices per minute and lower volumes. Minutes decreased by 9.2% and prices dropped by 4.5%, primarily the result of intense price competition.

SERVICE COSTS AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The Company's principal operating expenses consist of Service Costs; Selling, General and Administrative expenses ("SG&A") and depreciation and amortization. Service Costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs,



20  AT&T Canada
    First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.
      Service Costs decreased by $39,108 or 15.3% due to cost reductions from regulatory decisions, including the Price Cap Decision, lower personnel and related costs from workforce reductions, lower international volumes, lower telecommunications equipment sales and lower local volumes.
      Gross Margin increased by $8,603 or 6.7% as a result of lower Service Costs as noted above offset by the impact of lower revenues.
      SG&A expenses decreased by $19,666 or 21.7% due to lower personnel and related costs from workforce reductions; a lower level of uncollectible accounts; lower media and advertising costs; offset by settlement of claims through CCAA proceedings.

EBITDA
EBITDA increased to $66,294 in the first quarter of 2003 from $38,025 in the first quarter of 2002. On a percentage of revenue basis, EBITDA grew to 18.8% in the first quarter of 2003 from 9.9% in the first quarter of 2002. The EBITDA increase was due to lower SG&A expenses as initiatives to streamline the business improved SG&A efficiency, and Gross Margin improvements due to lower service costs from operating efficiency gains, and to savings from recent regulatory changes, offset in part by lower revenues.

WORKFORCE REDUCTION
AND PROVISION FOR RESTRUCTURING
Employee severance costs were the result of a reduction in workforce of approximately 1,250 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including network services, customer service, marketing, sales and administration. During the first quarter of 2003, $9,074 was drawn down related to employee severance payments and related pension curtailment charges. The remaining liability balance of $10,759 at March 31, 2003 represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements. As at March 31, 2003, 1,165 workforce reductions had been completed.
      During the first quarter of 2003, the provision was reduced by $11,822, comprised of a revision in the Company's estimated liability pursuant to a negotiated settlement agreement with certain landlords of $5,381 included in liabilities subject to compromise; a reversal of facility costs based on management's decision to no longer exit certain properties of $3,749; and a reversal of employee severance of $2,692 due to the attrition of approximately 170 personnel.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense decreased by $49,401 to $41,625 in the first quarter of 2003 compared to $91,026 in the first quarter of 2002. The decrease was primarily the impact of the write-down of property, plant and equipment in the second quarter of 2002, offset in part, by increased depreciation from capital asset additions.

INCOME (LOSS) FROM OPERATIONS
The Company recorded income from operations of $36,491 for the first quarter of 2003 compared to a loss from operations of $53,001 in the first quarter of 2002. This improvement is attributable to lower depreciation and amortization due to the write-down of property, plant and equipment; improvements in EBITDA and a partial reversal of the restructuring provision for workforce reductions and facility closures.

INTEREST INCOME AND EXPENSE
Interest income decreased to $29 in the first quarter of 2003, from $2,271 in the first quarter of 2002. The decrease of $2,242 was mainly the result of a portion of the interest income being reclassified against reorganization costs consistent with related accounting guidance.
      Interest expense decreased to $104,566 in the first quarter of 2003, from $106,138 in the first quarter of 2002. Interest expense in the first quarter of 2003 is comprised primarily of $34,220 of accretion on the senior discount notes, $1,893 in amortization of debt issue costs and $67,238 of accrued



                                                                 AT&T Canada 21
                                                   First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


interest. The decrease, relative to the first quarter of 2002, was due to a strengthening of the Canadian dollar relative the U.S. dollar. No cash interest was paid during the quarter.
      The CCAA proceedings did not allow for principal and interest payments to be made on Senior Notes of the Company without court approval or until the Plan was implemented. Accordingly, while the Company continued to accrue for interest expense on the Senior Notes until March 31, 2003, no interest or penalties accrued on the claims of the Affected Creditors from and after October 15, 2002. The interest accrued by the Company was reversed on the implementation of the Plan on April 1, 2003. At March 31, 2003 interest expense on Senior Notes accrued but not paid for the period from January 1, 2003 to March 31, 2003 was $100.9 million.

FOREIGN EXCHANGE GAIN (LOSS)
The Company recorded a foreign exchange gain of $324,076 in the first quarter of 2003 compared to $1,292 in the first quarter of 2002. The gain in the first quarter of 2003 was mainly the result of the appreciation in the value of the Canadian dollar relative to the U.S. dollar and the fact that virtually all of the Company's U.S. dollar denominated debt of $2.8 billion was unhedged during the quarter. During the first quarter of 2002, the Company's U.S. dollar denominated debt was substantially hedged and therefore, minimizing the impact of foreign exchange fluctuations.

REORGANIZATION EXPENSES
During the first quarter of 2003, reorganization expenses related to the Plan amounted to $26,250 consisting primarily of success fees paid to certain financial advisors upon completion of the Plan and professional fees and other costs include legal, financial advisory, accounting and consulting fees incurred while under CCAA protection.

PROVISION FOR INCOME TAXES
For the first quarter of 2003, the Company recorded no provision for income tax, compared to a provision of $1,686 in the first quarter of 2002. The decrease was mainly a result of a reduction in Federal Large Corporations tax due to asset write-downs since the first quarter of 2002, combined with a reduction in estimates for related amounts payable.

NET INCOME (LOSS)
The Company posted net income of $229,804 for the first quarter of 2003 compared to a loss of $157,619 for the first quarter of 2002. The net change of $387,423 was primarily due to an improved EBITDA, the foreign exchange gains, decreased depreciation and amortization resulting from the write-down of property plant and equipment during the second quarter of 2002 and lower interest expense.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES
During the first quarter of 2003, net cash generated from operating activities of $21,346, which included changes in non-cash working capital of $32,139. During the first quarter of 2002, net cash used in operating activities was $168,844, including changes in non-cash working capital of $144,738. The increase in cash flow from operating activities was mainly due to the repurchase of accounts receivable previously sold in a securitization program in the amount of $100 million.

CAPITAL EXPENDITURES
Cash expenditure on property, plant and equipment during the first quarter of 2003 totaled $33,227 compared to $68,781 in the first quarter of 2002. The lower level of capital expenditures in 2003 are the result of strategic repositioning of the Company implemented in 2002.

LIQUIDITY
After payment of the $233 million to holders of the Senior Notes required pursuant to the Plan, AT&T Canada emerged from CCAA on April 1, 2003 with no long term public debt and cash on hand of $175,230. On April 1, the Company's Class A Voting Shares and Class B Limited Voting Shares commenced trading on the Toronto Stock Exchange and on the NASDAQ National Market System.
      At March 31, 2003, the Company has un-funded deficit in its defined benefit pension plans of $120 million. This deficit is being funded over a 5 year period in accordance with Federal legislation governing such matters, including $30 million that will be paid in 2003.



22  AT&T Canada
    First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


2003 OUTLOOK
In 2003, the Company will continue to focus on markets and services that optimize margin performance and cash flows and on leveraging its existing network infrastructure and customer base. This includes using existing assets more effectively by targeting customers where it has existing network capacity; leveraging its existing customer base more effectively by investing in customer retention programs; cross-selling additional services and bundled offerings; and working with customers to meet their growth requirements. In addition, the Company will focus on customers with national, North American and global requirements and continue to drive its sources of differentiation by offering a full suite of telecommunications services, including global connectivity and managed infrastructure solutions. The Company expects that it will continue to generate positive income from operations and will report net income for the year.

RISKS & UNCERTAINTIES

(A) BRAND TRANSITION AND
CHANGE IN AT&T CORP. RELATIONSHIP
During the term of the new commercial agreements with AT&T Corp. and its wholly-owned subsidiary, AT&T Canada Enterprises Company, the Company will make use of certain AT&T Corp. technology as well as the AT&T Corp. brand and certain trade names in Canada in respect of its services on a transitional basis.
      The Company is currently negotiating a master services agreement with AT&T Corp. to allow for the continued use of AT&T Corp. technology and capabilities. The Company expects to execute such an agreement by June 30, 2003. However, there can be no assurance that such an agreement will be negotiated and in the event a master services agreement is not executed by June 30, 2003, the Company may be required by AT&T Corp. to cease use of all AT&T Corp. technology and capabilities by June 30, 2004. AT&T Canada and AT&T Corp. have agreed on a framework to deal with ongoing co-operation and a process to transition network support provided by AT&T Corp. for the Company's toll-free platform by December 31, 2005 with the details of the transition plan to be completed by no later than December 31, 2003. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions to June 30, 2004; or accelerated in the event of an acquisition of 20% or more of AT&T Canada's equity by a strategic competitor or in other circumstances.
      The new commercial agreements require AT&T Canada to launch a new brand name by September 9, 2003 and cease use of the AT&T Corp. brand by no later than December 31, 2003, with the exception of the use of the AT&T brand for its calling card and Internet domain names which must end no later than June 30, 2004. The new brand license agreement contains many provisions which would allow for AT&T Corp. to terminate the agreement prior to December 31, 2003 and there can be no assurance that events and circumstances will not give AT&T Corp. the right to terminate such agreement. The new brand license agreement is terminable in the event of, among other things, failure to comply in a material respect with marketing specifications, bankruptcy, and failure to develop or have approved the brand conversion plan or implement the brand conversion plan. The Company has 30 days to cure any breach (other than with respect to bankruptcy and strategic competitor acquisition and failure to develop and have an approved brand conversion plan or specific identified breaches where shorter periods have been identified), failing which the new brand license agreement shall terminate on the specified conversion date without further notice. The Company may in its sole discretion and without cause terminate the new brand license agreement. The new brand license agreement contains the customary obligations on the part of the Company to cease all use of the licensed subject matter after termination or expiration. Disputes arising under the new brand license agreement may be resolved pursuant to certain arbitration provisions prescribed in the new brand license agreement.
      AT&T Corp. has the ability to serve Canadian customers directly, including competing with AT&T Canada. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T Corp. as a result of the new commercial arrangements.

(B) CASH FLOW AND NEED FOR ADDITIONAL CAPITAL
As at April 1, 2003, the Company had cash on hand of $175.2 million and generated cash flow from operations of $22.3 million for the quarter ended March 31, 2003. If business conditions change and the Company is not able to achieve its planned levels of revenues and cash flows, there can be no assurance that the Company will be able to obtain



                                                                 AT&T Canada 23
                                                   First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


sufficient funds on terms acceptable to it to provide adequate liquidity to finance the operating and capital expenditures. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the Company to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the Company. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the Company.

(C) COMPETITION
The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, competitive local exchange carriers, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely effected by continuing consolidation and expansion amongst its competitors.
      In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.

(D) RAPID TECHNOLOGICAL CHANGES
The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

(E) GOVERNMENTAL REGULATION AND
POTENTIAL FOR CHANGE IN REGULATORY ENVIRONMENT
The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the TELECOMMUNICATIONS ACT (CANADA) (the " Telecommunications Act") and, to a lesser extent, the RADIOCOMMUNICATION ACT (CANADA) (the "Radiocommunication Act"), administered by Industry Canada. Since the passage of the Telecommunications Act, the policy of the government of Canada and subsequently the CRTC has been to recognize the importance of competition in the provision of telecommunications services in Canada.
      There can be no assurance that regulatory rulings of the CRTC within that policy framework will not have material adverse effects on competition whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

(F) RESTRICTIONS ON FOREIGN OWNERSHIP AND CONTROL
Under the ownership and control provisions of the Telecommunications Act and the Radiocommunication Act, a "Canadian carrier" is not eligible to operate as a Canadian telecommunications common carrier and is not eligible to hold a licence as a radiocommunication carrier unless it is Canadian owned and controlled and is incorporated or continued under the laws of Canada or a province. No more than 20% of the members of the board of directors of an eligible Canadian carrier may be non-Canadians, and no more than 20% of the voting shares of a Canadian carrier may be beneficially owned by non-Canadians. In addition, no more than 331/3% of the voting shares of a nonoperating parent corporation of a Canadian carrier may be beneficially owned or controlled by non-Canadians and neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The eligibility of AT&T Canada Corp. to continue to operate as a Canadian carrier could be jeopardized if the Company and AT&T Canada Corp., respectively, or any of their respective subsidiaries fail to comply with the requirements relating to ownership and control. In addition to ensuring that the


24  AT&T Canada
    First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


the Company does not violate the prohibition on control in fact by non-Canadians, any issuances of equity securities of the Company to non-Canadians must be of limited or non-voting securities or, if common shares or other voting securities are issued, such common shares or other non-voting securities are also issued to Canadian residents in such amounts as are necessary to allow the Company to continue to meet the ownership restrictions. These ownership restrictions may limit the Company's ability to raise equity capital from non-Canadians.
      On November 19, 2002, Canada's Minister of Industry issued a discussion paper entitled, Foreign Investment Restrictions Applicable to Telecommunications Common Carriers, and announced a parliamentary committee (the "Parliamentary Committee") review of the federal government's current policies and legislation governing foreign ownership and control of telecommunications common carriers operating in Canada. The Industry Minister has asked for a report back from the Parliamentary Committee in early 2003 addressing thirteen questions in three specific areas, namely (i) overall investment in the telecommunications sector,
(ii) the experience of other countries in restricting foreign investment, and
(iii) the timing of implementation of any changes the government might make to the current foreign investment restrictions. The Company participated fully in the review and argued in favour of liberalization of the investment regime and removal of the current investment restrictions applicable to competitive providers. Public hearings were held during February and March 2003. The Industry Committee tabled its report in the House of Commons (the "Report"), on April 28, 2003. The Report recommends removal of foreign investment restrictions asthey relate to telecommunications carriers such as AT&T Canada. The Government of Canada will respond to the Report in the coming months. To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, the Company's authorized capital consists of an unlimited number of Class A Voting and Class B Limited Voting Shares. On the implementation of the Plan two thirds of the Class A Voting Shares were issued to Canadian residents. The Class A Voting Shares are convertible at anytime into Class B Limited Voting Shares on a one-for-one basis. The Class B Limited Voting Shares, together with the associated acquisition rights are exchangeable into Class A Voting Shares on a one-for-one basis on or prior to December 2004, if the holdersubmits a Canadian residency declaration, provided that such holder together with the persons acting jointly or in concert with such holder would not on exchange hold in excess of 10% of the Class A Voting Shares.

(G) TSX/NASDAQ LISTINGS
Subject to any change of control transaction, the Company will use reasonable efforts to maintain its listing on the TSX and NASDAQ National Market System. The market price of the Company's shares may be highly volatile and could be subject to wide fluctuations in response to variations in results of operations, changes in financial estimates by securities analysts, changes in the regulatory regime governing the telecommunications industry or other events and factors. Historically, securities markets have periodically experienced significant price and volume fluctuations that are unrelated to the financial performance of particular companies. These broad market fluctuations may also adversely affect the market price of the Company's shares. Further, non-Canadians may not acquire Class A Voting Shares on the secondary market if such acquisition would contravene the restrictions not in the articles on foreign ownership and control discussions above.

(H) MARKET AND ECONOMIC CONDITIONS
The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity in Canada and the United States, has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of the Company.



                                                                AT&T Canada 25
                                                  First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


CRITICAL ACCOUNTING POLICIES
The Company believes that the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in the Company's consolidated financial statements and notes to the financial statements. See Note 2 to the 2002 annual consolidated financial statements for a more comprehensive discussion of the Company's significant accounting policies.

USE OF ESTIMATES
Significant estimates are used in determining, but not limited to, the recoverability of capital assets, allowance for doubtful accounts, provisions for workforce reduction and restructuring, provisions for contingent liabilities, liabilities subject to compromise, and income tax valuation allowances. When assessing the reasonableness of the assumptions, current information, currently prevailing economic conditions and trends are considered.
      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

RECOVERABILITY OF CAPITAL ASSETS
Due to the capital intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the expected future undiscounted cash flows and carrying value of the asset.

VALUATION OF ACCOUNTS RECEIVABLE
The Company's allowance for doubtful accounts is based on a specific percentage using historical experience applied to aging categories and an additional amount for specific delinquent balances.

PROVISION FOR RESTRUCTURING ACTIVITIES
Accrued restructuring charges require significant estimates including estimated sublease recoveries from properties vacated and expected time required to enter into sublease agreements.

PROVISIONS FOR CONTINGENT LIABILITIES
In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company maintains and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated. These matters could affect the operating results of any one quarter when resolved in future periods.

NEW ACCOUNTING STANDARDS
AND RECENT PRONOUNCEMENTS

DISCLOSURE OF GUARANTEES
Effective January 1, 2003, the Company adopted AcG-14, "Disclosure of Guarantees," which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting required by HB 3290 "Contingencies." The Guideline is generally consistent with disclosure requirements for guarantees in the FASB Interpretation No.45 but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. Adoption of AcG-14 did not affect the Company's results of operations and financial condition.

HEDGING RELATIONSHIPS
Effective January 1, 2004, the Company is required to adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective, where hedging relationships do not meet these requirements hedge accounting must



26  AT&T Canada
    First Quarter Report 2003

Management's Discussion and Analysis of Financial Condition and
Results of Operations


be discontinued. The Company has already adopted AcG-12, which did not affect the Company's results of operations and financial condition.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company will adopt new HB 3063, "Impairment of Long-Lived Assets," which will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of HB 3063 is prospective. The new standard replaces requirements on the write-down of assets previously contained in HB 3061, "Property, Plant and Equipment," and harmonizes Canadian accounting for the impairment of long-lived assets with US GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"). The Company is currently evaluating the impact of adoption of HB 3063 and has not yet determined the effect of adoption on its results of operations and financial condition.
      The Company will adopt new HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations." The new HB 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. Application of the new HB 3475 is prospective. The new HB replaces requirements on the disposal of assets and discontinued operations that were contained in HB 3061, "Property, Plant and Equipment," and in the previous HB 3475, "Discontinued Operations," and harmonizes Canadian accounting with US GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") for these topics. The Company is currently evaluating the impact of adoption of HB 3475 and has not yet determined the effect of adoption on its results of operations and financial condition.

ASSET RETIREMENT OBLIGATIONS
In March 2003, the CICA issued HB 3110, "Asset Retirement Obligations," which requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The new standards are consistent with U.S. GAAP requirements under FASB No. 143. The standard is effective for fiscal years beginning on or after January 1, 2004. The Company is currently evaluating the impact of adoption on the consolidated financial statements.
      See additional discussion in Note 2 to the 2002 consolidated financial statements.


                                                                 AT&T Canada 27
                                                   First Quarter Report 2003

CORPORATE INFORMATION

PRINCIPAL EXECUTIVE OFFICES
AT&T Canada,
200 Wellington Street West, 16th Floor
Toronto, Ontario, Canada M5V 3G2
Tel: 416.345.2000

INVESTOR INFORMATION
General company information & press releases
Web Site: www.attcanada.com


INSTITUTIONAL INVESTORS & ANALYSTS
Brock Robertson
(416) 345-3125
brock.robertson@attcanada.com

Dan Coombes
Tel: 416.345-2326
dan.coombes@attcanada.com

TRANSFER AGENT & REGISTRAR
CIBC Mellon Trust Company, P.O.Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Tel: 416.643.5500 or 800.387.0825
Web Site: www.cibcmellon.ca
E-mail: inquiries@cibcmellon.ca

MEDIA
May Chong - 416.345.2342
may.chong@attcanada.com

AUDITORS
KPMG LLP, Toronto, Ontario

COUNSEL
Osler Hoskin & Harcourt, Toronto, Ontario

STOCK & MARKET INFORMATION
The company's common stock is listed for trading in Canada on the Toronto Stock Exchange under the symbol TEL.A and TEL.B; in the United States on the NASDAQ National Market under the symbol ATTC and ATTCZ.

WEB SITE
www.attcanada.com

ABOUT THE COMPANY
AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,800 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public Company with its stock traded on the Toronto Stock Exchange under the symbols TEL.A and TEL.B, and on the NASDAQ National Market System under the symbols ATTC and ATTCZ. Visit AT&T Canada's web site, www.attcanada.com for more information about the Company.